Exhibit (i)


                   Kirkpatrick & Lockhart Nicholson Graham LLP
                                 75 State Street
                           Boston, Massachusetts 02109

September 1, 2005

John Hancock Funds III
601 Congress Street
Boston, Massachusetts 02210

Ladies and Gentlemen:

      We have acted as counsel to John Hancock Funds III, a Massachusetts business trust (the "Trust"), in connection with the filing with the Securities and Exchange Commission ("SEC") of Pre-Effective Amendment No. 2 under the Securities Act of 1933, as amended (the "1933 Act"), to the Registration Statement of the Trust on Form N-1A (File No. 333-125838) (the "Pre-Effective Amendment"), registering an indefinite number of Class A, Class B, Class C, Class I, Class NAV, Class R, Class 1 and Class 3 shares of beneficial interest of the U.S. Core Fund, U.S. Quality Equity Fund, Active Value Fund, Intrinsic Value Fund, Growth Fund, International Core Fund, International Growth Fund, Global Fund, Value Opportunities Fund, and Growth Opportunities Fund, each a series of the Trust, (the "Shares") under the 1933 Act.

      You have requested our opinion as to the matters set forth below in connection with the filing of the Pre-Effective Amendment. For purposes of rendering that opinion, we have examined the Pre-Effective Amendment, the Declaration of Trust, as amended, By-laws of the Trust, and the actions of the Trust that provide for the issuance of the Shares, and we have made such other investigations as we have deemed appropriate. We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinions; we have also relied on a certificate of an officer of the Trust. In rendering our opinion, we also have made the assumptions that are customary in opinion letters of this kind. We have not verified any of those assumptions.

      Our opinion, as set forth herein, is based on the facts in existence and the laws in effect on the date hereof that, in our experience, generally are applicable to the issuance of shares by entities such as the Trust. We express no opinion with respect to any other laws.

      Based upon and subject to the foregoing, we are of the opinion that:

      1. The Shares to be issued pursuant to the Pre-Effective Amendment have been duly authorized for issuance by the Trust; and

      2. When issued and paid for upon the terms provided in the Pre-Effective Amendment, the Shares to be issued pursuant to the Pre-Effective Amendment will be validly issued, fully paid, and nonassessable. In this regard, however, we note that the Trust is a Massachusetts business trust and, under certain circumstances, shareholders of a Massachusetts business trust could be held personally liable for the obligations of the Trust.

      This opinion is rendered solely in connection with the filing of the Pre-Effective Amendment. We hereby consent to the filing of this opinion with the SEC in connection with the Pre-Effective Amendment. In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the SEC thereunder.

                                       Very truly yours,


                                       /s/ Kirkpatrick & Lockhart
                                       Nicholson Graham LLP





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